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                                                                   EXHIBIT 99.1


                 Amdocs Limited Completes Acquisition of Certen


ST. LOUIS, MO. -- July 2, 2003 -- Amdocs Limited (NYSE: DOX), the world's leading provider of billing and CRM, today announced the completion of its previously announced acquisition of Bell Canada's ownership interest in Certen for CDN $89 million. As part of this transaction, Certen will extend its billing operations outsourcing agreement with Bell Canada by three years to December 2010.

About Amdocs

Amdocs is the world's leading provider of billing and CRM. With a 20-year track record of delivery excellence, our products empower major communications operators around the globe. We enable rapid time-to-market for next generation voice, content, commerce and application services, while enhancing subscriber loyalty and lowering total cost of ownership. We offer our customers flexible modes of delivery -- products, solutions and outsourcing. For more information, visit our web site at www.amdocs.com



Media Contact:
Dan Ginsburg
Porter Novelli for Amdocs
Tel: 212-601-8020
Fax: 212-601-8101
E-Mail: dginsburg@porternovelli.com